Exhibit 99.1

Summary of Terms of the 2012 LTIP

Administration

The Compensation Committee will generally be the administrator of the 2012 LTIP and has sole authority to generally make all determinations advisable for the administration of the 2012 LTIP in order to achieve its stated objectives. The 2012 LTIP provides that, in lieu of the Compensation Committee, the Board may elect to assume responsibility for and perform any or all of the functions of the Compensation Committee under the 2012 LTIP, except that (1) the Compensation Committee must carry out any function that is related to a performance-based award covered by Section 162(m) of the Code, and (2) the Board will administer director awards under the 2012 LTIP (as discussed in more detail below under "Director Awards"). Throughout the remainder of this section, unless the context indicates otherwise, we refer to the "Compensation Committee" to mean either the Compensation Committee or the Board, as appropriate.

The Compensation Committee will designate officers and key employees who will be granted awards under the 2012 LTIP, and will designate non-employee directors who will be granted director awards, as well as the size and types of awards, the terms and conditions pursuant to which awards are granted, exercised or forfeited, and the form and content of the award agreements representing such awards. The Compensation Committee will be authorized to establish, administer and waive terms, conditions and performance goals of outstanding awards and to accelerate the vesting or exercisability of awards, in each case, subject to limitations contained in the 2012 LTIP. In the case of any award intended to be eligible for the performance-based compensation exception under Section 162(m) of the Code, the Compensation Committee will exercise its discretion consistent with the requirements for qualifying the award for that exception. The Compensation Committee will determine all questions of interpretation and application of the 2012 LTIP. The Compensation Committee's determinations will be final and binding on a participant and not subject to further appeal.

Except as noted above, the Compensation Committee must be comprised of two or more members of the Board, each of whom must be an "outside director" within the meaning of the regulations promulgated under Section 162(m) of the Code and a "non-employee director" within the meaning of Rule 16b-3 promulgated under the Exchange Act. Currently, the members of the Compensation Committee are Messrs. Dunn (Chairman), Harker and Heintz, Ms. Krumsiek, and Mr. Ross, each of whom is an "outside director" and a "non-employee director" as described above.

Limits on Awards

The number of shares of common stock that may be issued under the 2012 LTIP may not exceed, in the aggregate, 8,000,000 shares. Of the aggregate number of shares eligible for issuance under the 2012 LTIP, the number of shares of common stock that may be issued pursuant to incentive stock options, or ISOs, is 8,000,000. The shares of common stock that may be issued under the 2012 LTIP will be either authorized and unissued shares or previously issued shares that have been reacquired and are held as treasury stock. For purposes of determining the number of shares of common stock available for issuance under the 2012 LTIP, whenever an award lapses, is cancelled or forfeited, is delivered or surrendered to us as part or full payment for the exercise of an option, or the rights of the participant to whom an award was granted terminate (except with respect to an option that lapses due to the exercise of a related stock appreciation right, or SAR), the shares subject to such award will again be available for future awards under the 2012 LTIP. The total number of shares available to be issued under the 2012 LTIP will be appropriately adjusted in the event of any change in the outstanding shares of common stock by reason of any dividend or split, recapitalization, reorganization, combination, division or exchange of shares, or other similar changes in the common stock.

Participation

The Compensation Committee may grant awards under the 2012 LTIP to officers or key employees of PHI or any subsidiary, including such officers or employees who are members of the Board. The Compensation Committee may also grant director awards under the 2012 LTIP to directors of PHI who are not employees or officers of PHI or any subsidiary. However, only employees of the Company and its subsidiaries will be eligible to receive ISOs under the 2012 LTIP. As of March 23, 2012, approximately 62 persons are eligible to participate in the 2012 LTIP.

Term of the 2012 LTIP

If the 2012 LTIP is approved by stockholders at the Annual Meeting, the effective date of the 2012 LTIP will be the date of the Annual Meeting. Unless earlier terminated by the Board, the 2012 LTIP shall terminate on the tenth anniversary of the effective date, but the 2012 LTIP shall remain in effect thereafter solely to settle all matters related to the payment of outstanding awards and the termination of the 2012 LTIP.

Restricted Stock and Restricted Stock Unit Awards

General

Restricted stock awards are shares of common stock that are awarded to a participant subject to the satisfaction of the terms and conditions established by the Compensation Committee. During a specified period of time, or restriction period, shares of restricted stock bear a legend prohibiting the sale, transfer, pledge, assignment or hypothecation of the shares until the expiration of the restriction period. Upon issuance to the participant of shares of restricted stock, the participant will have the right to vote such shares, and, unless otherwise provided in the award agreement, to receive the dividends paid on such shares.

A restricted stock unit, or RSU, is a contractual right to receive upon vesting of the RSU an amount payable in cash or shares of common stock, as determined by the Compensation Committee. No shares of common stock are issued to the participant on the date of grant of an RSU, and the participant does not have any voting or dividend rights with respect to shares underlying an RSU award until any shares of common stock are issued to the participant (although the Compensation Committee may award dividend equivalents in connection with the grant of an RSU).

In general, awards of restricted stock or RSUs will be issued without the payment of any consideration by the participant. Such awards may be time-based or performance-based. Time-based awards vest taking into account only the period of time that the participant performs services for PHI or any subsidiary after the date of grant. Performance-based awards require the satisfaction of performance objectives, criteria or other requirements in order for the award to vest, in addition to continued employment with PHI or a subsidiary. Each award of restricted stock and RSUs shall be subject to such other terms and conditions consistent with the 2012 LTIP as shall be determined by the Compensation Committee and set forth in an award agreement.

Vesting and Forfeiture

Time-Based Awards. At the time a time-based award of restricted stock or RSUs is granted, the Compensation Committee will, in its discretion, establish a restriction period applicable to such award. Each award may have a different restriction period. Upon completion of the restriction period with respect to a restricted stock award, all restrictions will lapse and a new certificate or certificates for the shares will be issued to the participant without the restrictive legend. The lapse of restrictions with respect to a time-based award of RSUs shall cause the award to be paid as provided in the award agreement.

If a participant ceases employment or service as a director during the restriction period, the award of time- based restricted stock or RSUs will be forfeited as provided below:

- *Termination of employment by the participant (other than retirement) or by PHI or a subsidiary for cause (as defined in the 2012 LTIP)*: 100% of the award will be forfeited upon the date of termination.

- *Termination of employment without cause (other than retirement) or due to disability or death*: A proportional amount of the award will be forfeited, based on the length of service during the restriction period. The restriction period will be deemed to expire immediately with respect to the unforfeited portion of the award. However, the Compensation Committee may modify this result if it determines that special circumstances warrant such modification.

- *Retirement*: If the Compensation Committee has determined that a participant has retired, the Compensation Committee will determine how much, if any, of the award shall be forfeited, and the restriction period will be deemed to expire immediately with respect to the unforfeited portion of the award.

Performance-Based Awards. At the time a performance-based award of restricted stock or RSUs is granted, the Compensation Committee will establish both a restriction period and a performance period applicable to such award. The performance period is the period during which performance relative to defined objectives is measured to determine whether the award will vest in whole or in part. Each award may have different restriction and performance periods, and performance periods may overlap.

No later than 90 days after the beginning of a performance period, the Compensation Committee must determine one or more performance objectives associated with the performance-based award of restricted stock or RSUs, as well as the number of shares of restricted stock or the number of RSUs that comprise the award. As soon as practicable after the end of the performance period, the Compensation Committee will determine whether and to what extent the target performance objectives were achieved and whether the other material terms of the award were satisfied. A performance-based restricted stock or RSU award may be forfeited as provided below:

- *Failure to achieve performance objectives*: The Compensation Committee will, based on its determination of whether the performance objectives were achieved, determine whether and how much of the performance-based award will vest.

- *Termination of employment by a participant, or by PHI or a subsidiary for cause*: 100% of the unvested portion of the award will be forfeited upon the date of termination.

- *Termination of employment without cause (other than retirement) or due to disability or death*: A proportional amount of the award will be forfeited, based on the participant's length of service during the restriction period. However, the Compensation Committee may modify this result if it determines that special circumstances warrant such modification.

- *Retirement*: If the Compensation Committee has determined that a participant has retired, the Compensation Committee will determine how much of the award shall be forfeited, if any.

Notwithstanding the foregoing, the restriction period will not lapse with respect to the unforfeited portion of any performance-based award until the Compensation Committee determines whether the performance objectives for that award were achieved. If the Compensation Committee determines with respect to a restricted stock award that common stock may be retained as a result of achieving the performance objectives, PHI will issue to the participant a new share certificate without the restrictive legend. With respect to an award of RSUs, PHI will make a payment to the participant in cash, shares of common stock, or a combination thereof, in accordance with the terms of the award agreement or as otherwise determined by the Compensation Committee. Unless the Compensation Committee determines otherwise, payment will be made in full no later than the 15th day of the third month after the end of the first calendar year in which the RSU is no longer subject to a "substantial risk of forfeiture" within the meaning of Section 409A of the Code.

Stock Options and SARs

General

Under the 2012 LTIP, a stock option award gives the participant the right, during a specified period of time, or "option period," to purchase a specified number of shares of common stock in the future at a set exercise price, with such other terms and conditions as specified in the 2012 LTIP or in a stock option agreement between the Company and the participant.

Under the 2012 LTIP, a SAR is an award that gives a participant the right to receive from the Company, during a specified period of time, or "exercise period," an amount in cash, common stock, or a combination thereof, equal to (1) the number of shares for which the SAR is exercised, multiplied by (2) the excess of (A) the fair market value of a share of the common stock on the trading day preceding the exercise date over (B) the exercise price of the SAR (which must be greater than or equal to the fair market value of a share of common stock on the date of grant). SARs may be granted under the 2012 LTIP alone or together with specific stock options granted under the 2012 LTIP.

Duration

Subject to certain exceptions, the latest date on which a participant may exercise an option or SAR will be the first to occur of (1) ten years after the date of grant, (2) the expiration of the option period or exercise period, as the case may be, or (3) the effective date of any termination (as defined under the 2012 LTIP) of the participant. However, under the Code, an ISO that is granted to a participant who beneficially owns 10% or more of the common stock may not be exercised after the fifth anniversary of the date of grant.

In the event of a participant's retirement (as determined by the Compensation Committee) or disability (as defined in the 2012 LTIP), the option or SAR will lapse as provided under the first to occur of either clauses (1) or (2) above. In the event of a participant's death, the option or SAR will lapse at the end of the option period or exercise period. However, in the event of the retirement (as determined by the Compensation Committee), disability or death of a participant, the Compensation

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Committee may extend an option period or an exercise period, but not beyond the tenth anniversary of the date of grant, if it determines that special circumstances warrant such an extension, except that the Compensation Committee may not extend the option period of an ISO if the extension would cause the ISO to no longer be treated as an incentive stock option under the Code.

To the extent that a SAR is issued in tandem with an option and either the SAR or the option is exercised, the other component of the tandem award will be deemed to have lapsed immediately upon such exercise.

Vesting

The Compensation Committee shall determine the option period or exercise period with respect to an option or SAR. No option or SAR may be exercised after it lapses. An option may be exercised in whole or in part at any time, except as otherwise provided in the 2012 LTIP or in the stock option agreement. In the case of an ISO, the aggregate fair market value of common stock for which all ISOs held by a participant are first exercisable in any calendar year may not exceed $100,000, or such other amount as determined under the Code.

A SAR issued in tandem with an option will be exercisable to the extent the related option is exercisable. No such SAR or option may be exercisable during the six-month period after their respective dates of grant except in the case of the participant's disability or death. Nonetheless, in the event of a tender offer for the common stock or the submission of a proposal to PHI's stockholders to merge or consolidate PHI with another company, the Compensation Committee may, in its sole discretion, declare any outstanding option or SAR to be immediately exercisable.

Option Price; Exercise Price

The per share option price (or in the case of a SAR, the exercise price), will be set by the Compensation Committee, but may not be less than 100% (110% in the case of an ISO granted to a 10% stockholder) of the fair market value of a share of common stock on the date of grant.

Payment of Option Price; Settlement of SARs

Upon exercise, the option price may be paid in the form of cash, or, if permitted by the stock option agreement, by delivery of other shares of common stock, or any combination thereof. The stock option agreement may provide that, in lieu of tendering the option price in cash, the participant will receive the number of shares subject to an exercise, less such amount of shares having a fair market value equal to the aggregate option price. If the stock option agreement permits payment of the option price by delivery of other shares of common stock, such shares must have been held by the participant for at least six months.

The Compensation Committee may direct in the award agreement that, upon exercise of a SAR, payment in settlement of the SAR will be in cash, shares of common stock, or a combination thereof.

Failure to Exercise a SAR

In the event that a participant fails to exercise a SAR by the end of the last day of the exercise period (or the last day of the option period, for a SAR issued in tandem with an option), then, to the extent that the SAR is exercisable, the SAR will be deemed to have been exercised by the participant on the last day of the exercise period or option period, as applicable. However, a SAR will not be deemed to have been exercised if its exercise price or option price, as the case may be, is less than the fair market value of a share of common stock on the last day of the exercise period or option period.

Performance Shares and Performance Units

A performance share award represents a contractual right to receive one share of common stock based upon achievement of specified performance objectives. A performance unit award is a similar contractual right to receive an amount to be determined by the Compensation Committee, which may be in the form of, among other things, cash, property or other shares. No shares of common stock are issued to the participant when a performance share or performance unit award is granted, and the participant does not receive any voting or dividend rights with respect to shares underlying such awards until shares of common stock are actually issued to the participant (although the Compensation Committee may award dividend equivalents in connection with the grant of these awards).

The Compensation Committee will determine the performance period and performance objectives, and the extent to which such awards vest, in substantially the same manner as required for performance-based RSUs. Each award of performance shares is payable solely in common stock. An award of performance units will be payable when determined by the Compensation Committee. A performance share or performance unit award will also be forfeited under the same conditions as performance-based RSUs.

Unrestricted Stock Awards

The 2012 LTIP permits grants of unrestricted stock awards. These are grants of common stock that are not subject to time-based or performance-based conditions. An award of unrestricted stock will not be subject to any restriction on sale or other transfer by a participant, other than any restrictions that may be required by applicable law.

Director Awards

Subject to such terms and conditions as may be established by the Board, including without limitation in connection with any minimum standards or requirements for participation or ownership of common stock established or approved by the Board, the Board may grant one or more director awards, in lieu of some or all of such director's cash compensation. Director awards may consist of grants of options, SARs, restricted stock, RSUs, performance shares, performance units or unrestricted stock. Director awards may be made to any PHI director who is not an employee of PHI or any subsidiary thereof. The Board shall determine the date of the director award and number of shares of common stock subject thereto. Except as otherwise provided in the 2012 LTIP with respect to a director award, all of the applicable provisions of the 2012 LTIP with respect to a particular type of award shall apply to a director award.

Deferral of Awards under the 2012 LTIP

The 2012 LTIP provides that the Compensation Committee may establish at any time and from time to time, such rules, guidelines and procedures as the Compensation Committee shall deem appropriate pursuant to which any one or more participants would be required or permitted to elect to defer to a later date the time at which any payment or settlement of any award shall occur. Furthermore, the Compensation Committee may authorize in respect of any award the payment or settlement of which has been deferred the accrual of interest equivalent credits or dividend equivalents during the deferral period to be paid at such times and on such terms and conditions as the Compensation Committee shall establish. However, no deferral or election to defer shall be authorized if such deferral or election would cause adverse tax consequences under Section 409A of the Code. These deferral rights are in addition to any deferrals necessary or desirable to comply with Section 162(m) of the Code.

In December 2011, a deferral program was established under the 2012 LTIP, whereby non-employee directors were permitted to make, on or before December 31, 2011, an irrevocable election to defer the receipt of common stock subject to any RSUs, performance shares or performance units that may be granted to eligible directors under the 2012 LTIP. The deferral program permits an eligible director to defer the receipt of any common stock that may be payable pursuant to the vesting of a director award (and any associated dividend equivalents) until (1) the date the director ceases to be a director of PHI, (2) the January 31 after the date the director ceases to be a director of PHI, or (3) a specified date on or after January 31, 2015. Such deferred payments will be made in a lump sum solely in shares of common stock. Dividend equivalents shall be credited, when and as paid as dividends by the Board, in additional units of the same type and tenor as the stock-based award. The deferral program was approved by the Board subject to stockholder approval of the 2012 LTIP at the Annual Meeting.

Dividend Equivalents

The 2012 LTIP provides that dividend equivalents may be granted without consideration from the participant in conjunction with the grant or deferral of restricted stock awards, RSU awards, performance share awards, performance unit awards or any director awards (other than a director award in the form of an option or SAR). Dividend equivalents with respect to a performance-based award will normally be granted during a performance period associated with that award, except they may be granted under a performance-based restricted stock award in conjunction with the award of additional shares of common stock if the target performance objectives are exceeded (subject to compliance with Section 162(m) of the Code).

Each dividend equivalent will entitle the participant to receive an amount equal to the dividend paid with respect to a share of common stock on each dividend payment date from the date of grant to the date the dividend equivalent lapses. The Compensation Committee may direct the payment of such amount at such times and in such form and manner as determined by the Committee, but no payment shall be made as to any dividend equivalent associated with a performance-based award under the 2012 LTIP, unless the Compensation Committee has determined that the target performance objectives with respect thereto have been achieved or exceeded. If granted in connection with a time-based award, a dividend equivalent will lapse on the date established by the Compensation Committee on the date of grant of the dividend equivalent. With respect to performance-based awards, each dividend equivalent will lapse when the Compensation Committee determines that the target performance objectives with respect to a performance-based award have not been achieved or exceeded.

Change in Control

If a participant has a "qualifying termination" (as defined in the 2012 LTIP), the participant will be eligible to receive an accelerated payout or accelerated vesting of an award as described below. For purposes of this provision, a "qualifying termination" means the termination by PHI or any subsidiary of the participant as an employee or the removal of the participant as a director, or a participant terminating his or her employment with PHI or any subsidiary for good reason (as defined in the 2012 LTIP) within 12 months following a change in control involving PHI. The effect of a change in control on a participant's outstanding award will be as follows:

- unvested time-based restricted stock or RSUs will immediately vest and become free of restrictions;

- options and SARs will be immediately exercisable in full;

- a percentage of unvested performance-based restricted stock and RSUs will immediately vest and become free of restrictions, with such percentage equaling a fraction, the numerator of which is the number of days of the performance period that have elapsed as of the date of the change in control (or, in the case of a qualifying termination for good reason, as of the date of such qualifying termination) and the denominator of which is the total number of days in the performance period, assuming that all target performance objectives shall have been achieved at the 100% level; and

- unvested performance shares and performance units will be paid out on an accelerated basis, based on the number of performance shares and/or performance units subject to the target performance objectives as established on the date of grant, pro rated based on the number of months of the performance period that have elapsed as of the payout date, and assuming that target performance objectives were achieved at the 100% level.

Any accelerated payout described above will be made within 30 days after the date of the qualifying termination, except as provided below. The accelerated option period or exercise period will begin on the date of the participant's termination. If the original award provided for a payout in common stock, any accelerated payout will be made in common stock. With respect to any compensation that is subject to Section 409A of the Code, the accelerated payout will not be made until the participant separates from service within the meaning of Section 409A of the Code, and, in the case of participant who is a "specified employee" (as determined under Section 409A of the Code), any payment that would otherwise be made within six months after the participant's separation from employment will be paid in the seventh month following the participant's separation.

Changes in Capitalization

In the event of any change in the outstanding shares of common stock by reason of any stock dividend or split, recapitalization, reorganization, combination, division or exchange of shares, or other similar changes, appropriate adjustments shall be made in the shares of common stock previously awarded to the participants, the option price per share for options and the exercise price for SARs. Moreover, the aggregate number of shares of common stock which may be awarded pursuant to the 2012 LTIP (both as to any individual participant and in the aggregate) shall be adjusted appropriately. Additional shares of common stock issued to a participant as the result of any such change shall bear the same restrictions as the shares of common stock to which they relate.

Transferability of Awards

Awards under the 2012 LTIP generally may not be sold, assigned or otherwise transferred except:

- to the extent specifically mandated and directed by applicable state or federal statute;
- as requested by a participant (or by any person entitled to such benefit pursuant to the terms of the 2012 LTIP), and approved by the Compensation Committee, to satisfy income tax withholding obligations;
- if requested by a participant and approved by the Compensation Committee, a participant may transfer an option (other than an ISO) for no consideration to a transferee permitted under the

2012 LTIP, subject to such terms and conditions as the Compensation Committee may impose;
- by will or the laws of descent and distribution; and
- as otherwise permitted by the 2012 LTIP.

Clawback Provisions

If a participant under the 2012 LTIP is subject to the clawback provisions of either the Sarbanes-Oxley Act of 2002 or is covered under a policy adopted by PHI in accordance with rules promulgated by the SEC under the Dodd-Frank Act, an award agreement shall require the participant to comply with all provisions and requirements of such clawback rules.

Amendment and Termination

The Board may at any time and from time to time alter, amend, suspend, or terminate the 2012 LTIP, in whole or in part, but it cannot take any action that, without the consent of the participant to whom any outstanding award was previously granted, adversely affect the rights of such participant concerning such award, except to the extent that such termination, suspension, or amendment of the 2012 LTIP or the award:

- is required by law (including as required to comply with Section 409A of the Code); or
- is deemed by the Board necessary in order to comply with the requirements of Section 162(m) of the Code or Rule 16b-3 under the Exchange Act.

Without approval of the stockholders of the Company, the Board may not amend the 2012 LTIP by:

- increasing the total number of shares of common stock which may be issued under the 2012 LTIP or the maximum number of shares with respect to options, SARs and other awards that may be granted to any individual under the 2012 LTIP (including, without limitation, the maximum number of shares of common stock subject to certain awards to any person who is or may be a "covered executive" as defined under Section 162(m) of the Code);
- modifying the requirements as to eligibility for awards under the 2012 LTIP; and
- permitting, either through the amendment of the 2012 LTIP or any award agreement, options, SARs or other awards encompassing rights to purchase common stock to be repriced, replaced or regranted through cancellation, or by decreasing the option price of an outstanding option or the exercise price of an outstanding SAR, or the purchase price of any other outstanding award that encompasses the right to purchase common stock.

Tax Provisions Under the 2012 LTIP

Section 409A of the Code

Awards under the 2012 LTIP are intended either to be exempt from the rules of Section 409A of the Code or to satisfy those rules, and the 2012 LTIP shall be construed accordingly. However, if any award under the 2012 LTIP does not qualify for favorable tax treatment under Section 409A of the Code or any provision of federal, state, local or foreign law, the Company shall not be liable to any participant for any tax the participant might owe as a result of the grant, holding, vesting, exercise or payment of any award.

Section 162(m) of the Code

If a performance-based award under the 2012 LTIP is granted to an executive officer of PHI or any subsidiary who, for a given performance period, is (or would be if the participant remained employed until the last day of the performance period), or in the opinion of the Compensation Committee, is likely to be, a "covered employee" within the meaning of Section 162(m) of the Code, the Compensation Committee may intend that an award to such a covered executive is to qualify as "performance-based compensation" under Section 162(m) of the Code. In that case, the Compensation Committee would be required to establish performance objectives that comply with Section 162(m) of the Code.

Business Criteria under the 2012 LTIP for Performance Objectives

The performance objectives for any performance-based award that is intended to qualify as "performance- based compensation" under Section 162(m) of the Code must be based on one or more business criteria that relate to the individual, groups of individuals, a product or service line, business unit, division or subsidiary or the Company as a whole, individually or in any combination (each of which business criteria may be relative to a specified goal, to historical performance of the Company or a product or service line, business unit, division or subsidiary, or to the performance of any other corporation or group of corporations or a product or service line, business unit, division or subsidiary thereof). Performance objectives will be based on one or more of the following criteria:

- gross, operating or net earnings before or after income taxes;
- earnings per share;
- book value, as defined in the 2012 LTIP, or book value of any other security;
- cash flow per share;
- return on equity;
- return on investment;
- return on assets, employed assets or net assets;
- total stockholder return (expressed on a dollar or percentage basis);
- return on cash flow;
- internal rate of return;
- cash flow return on investment;
- improvements in capital structure;
- residual income;
- gross income, profitability or net income, including gross margins;
- the price of any Company security;
- sales to customers (expressed on a dollar or percentage basis);
- the retention of customers (expressed on a dollar or percentage basis);
- an increase in the Company's or a subsidiary's residential customer satisfaction or responsiveness ratings (based on a survey conducted by an independent third party) and reputation within service territories;
- economic value added (defined to mean net operating profit minus the cost of capital);
- market value added (defined to mean the difference between the market value of debt and equity, and economic book value);
- market share;
- level of expenses, including without limitation capital expenditures;
- combined ratio;
- payback period on investment;
- net present value of investment;
- management recruitment and talent development;

- metrics regarding execution on business or operating initiatives, such as the deployment of "Smart Grid" technology and related customer benefits;
- safety (including, for example, criteria relating to numbers of reported injuries, preventable accidents and vehicular accidents);
- diversity (including, for example, presenting at and attending Company- or subsidiary-sponsored diversity events, and expenditures made to minority-owned businesses);
- compliance with applicable electric service reliability metrics (including without limitation outage frequency, outage duration, frequency of momentary interruptions, average frequency of customer interruptions, and average number of momentary interruptions per customer);
- environmental compliance;
- compliance with financial and regulatory controls;
- ethical behavior;
- bad debt collections, expenses or losses;
- budget achievement;
- risk management; and
- relative performance (as measured by one or more of the foregoing performance objectives) against other individuals in similar companies operating in targeted areas.

A performance-based award to a covered executive that is intended to comply with Section 162(m) of the Code will not be paid unless the applicable performance objectives have been satisfied. The Compensation Committee must certify in writing as to the satisfaction of the applicable performance objectives prior to the payment of such a performance-based award. The Compensation Committee, in its sole discretion, may reduce (but not increase) the amount of any such performance-based award to a covered executive. No covered executive may receive options, SARs, awards of performance-based restricted stock or RSUs, awards of performance units or performance shares, where the aggregate number of shares subject to or underlying such awards exceeds 5,000,000 during the ten-year period during which awards may be made under the 2012 LTIP. Subject to avoiding adverse tax consequences under Section 409A of the Code, the Compensation Committee, in its sole discretion, may defer payment of a participant's benefit under the 2012 LTIP if and to the extent that the sum of the participant's 2012 LTIP benefits, plus all other compensation paid or payable to the participant for the fiscal year in which such benefit would otherwise be paid, exceeds the maximum amount of compensation that the Company may deduct under Section 162(m) of the Code with respect to the participant for the year. If deferred by the Compensation Committee, such award benefit will be paid in the first fiscal year of the Company in which the sum of such benefit and all other compensation paid or payable to the participant does not exceed the maximum amount of compensation deductible by the Company under Section 162(m) of the Code.